Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF MARCH 23, 2015

This document provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2013, filed with the SEC on September 23, 2014, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and as the 2013 Annual Report may be further amended from time to time. To the extent the information in this document is inconsistent with the information contained in the 2013 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this document have the meanings ascribed to them in the 2013 Annual Report, as amended to date.

Republic of Colombia

Government and Political Parties

In the presidential elections that took place in 2014, Juan Manuel Santos was reelected as president of Colombia. The next presidential election is scheduled for May 2018.

Internal Security

The level of criminal activity generally has shown a decreasing trend since the Uribe administration took office in August 2002 and this trend has continued during the Santos administration. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide decreased from 15,817 in 2009, to 15,459 in 2010, and although they increased to 16,127 in 2011 and 16,440 in 2012, they decreased to 15,419 in 2013 and 13,258 in 2014. Incidents of kidnapping increased from 213 in 2009 to 282 in 2010 and to 305 in 2011, but remained constant in 2012. Incidents of kidnapping decreased to 299 in 2013 and to 282 in 2014. Incidents of terrorism decreased from 489 in 2009 to 472 in 2010, but increased to 571 in 2011 and to 894 in 2012. Incidents of terrorism decreased to 890 in 2013 and to 764 in 2014. For the twelve months ended December 31, 2014, preliminary data shows that homicides decreased by 13%, kidnapping incidents decreased by 6% and incidents of terrorism decreased by 14%, as compared to the same period in 2013.

Internal security issues continue to be a leading challenge faced by Colombia, and there can be no assurance that the decrease in criminal activity will continue in the future. Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement establishes a procedure which aims to end the armed conflict. The proposed peace process includes an agenda with five concrete points: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combating drug trafficking; and (v) the rights of victims. The agreement does not contemplate the cession of land or cessation of military operations. The negotiations started in the first half of October 2012 in Oslo, Norway and have continued in Havana, Cuba.

On May 26, 2013, the Government and the FARC achieved an agreement on the first negotiation point concerning rural development. The main points of the agreement covered the following topics: access and land use, unproductive lands, granting formal title to occupied properties, protection of agricultural frontier areas and reserves, development programs with a territorial approach, infrastructure and land improvement, social development, encouragement of agricultural production, economic cooperation, and food and nutrition policies.

An agreement on political participation, the next point in the negotiation agenda, was reached on November 6, 2013. The agreement includes: (i) rights and guarantees for political opposition, including access to media, in particular for new political movements that appear once the final agreement is reached; (ii) democratic mechanisms for public participation, including direct participation; and (iii) measures to promote further participation, in equal conditions and with security guarantees, of all sectors of the society in national, regional and local politics, including the most vulnerable population.

On May 16, 2014, the Government and the FARC announced an agreement concerning the problem of drug trafficking. The agreement aims to: (i) work with the people concerned; (ii) transform the affected farmlands, opening new opportunities for communities and territories; (iii) guarantee the rights of rural farmers; (iv) clear the areas affected by landmines and unexploded ordnance; (v) promote a comprehensive strategy to ensure full respect of the rule of law in the territories concerned; (vi) implement a program for eradicating illicit crops; and (vii) strengthen institutional capabilities for the detection, control and reporting of illicit financial transactions and promote new plans against money laundering.

On June 7, 2014, the Government and the FARC announced an agreement to take responsibility for the victims of the internal conflict, one of the most important points in the peace negotiations between the Government and the FARC. The agreement outlined ten basic principles: (i) recognition of victims; (ii) acknowledgment of responsibility; (iii) recognition of the rights of the victims; (iv) victim participation; (v) the discovery of the truth of what happened during the conflict; (vi) reparation for victims; (vii) guarantees of protection and security; (viii) guarantee of non-repetition; (ix) principle of reconciliation; and (x) focus on human rights. Finalization of this agreement, however, is conditioned on a general agreement upon the full negotiating agenda and no assurance can be given that such agreement will be reached or that if it is reached, the agreement will not be materially modified.

On December 20, 2014, the FARC initiated a ceasefire and President Santos expressed the hope that this unilateral and undefined ceasefire could lead to a bilateral and permanent truce.

On January 5, 2015, President Santos highlighted the continuity of the peace negotiation as one of the principal objectives in 2015. At his most recent meeting with the negotiating team during 2014, he emphasized the benefits to Colombia following the unilateral ceasefire by the FARC and invited the Ejército de Liberación Nacional (National Liberation Army) to take the same initiative. The Government negotiating team is expected to return to Havana within a few weeks with the aim of concluding a peace agreement as soon as possible.

On February 6, 2015, the Ministry of Finance and the National Planning Department submitted to Congress the Government’s National Development Plan for 2014 to 2018. The plan provides targets and strategies for the Government’s aim of consolidating peace and improving equality and education in the country. The strategies are focused on five key areas: competitiveness and strategic infrastructure; social mobility; transformation of the countryside; security and justice for building peace, and good governance. The plan contemplates a total investment by the Central Government of U.S. $160.3 billion over four years (U.S. $44.6 billion in 2015, U.S. $37.3 billion in 2016, U.S. $38.5 billion in 2017 and U.S. $39.8 billion in 2018).

Other Domestic Initiatives

On November 22, 2013, a law on infrastructure was enacted. The main purpose of the law is to establish a regulatory framework and provide tools for improving the country’s transportation infrastructure. It seeks to make the approval and execution process for transportation infrastructure more efficient and expeditious through structures that will support and facilitate the development of a modern transport network for the country.

On December 23, 2014, following approval by the Senate and Chamber of Representatives, President Santos signed a tax reform bill into law. The law seeks to maintain the growth of the Colombian economy through infrastructure development and social programs and strike a balance between taxes on wealth and income without adversely affecting the middle class or small and medium size companies. The key provisions of the tax law include: (i) the imposition of a temporary wealth tax on those with net assets above Ps.1 billion, with maximum tax rates gradually decreasing from 1.15% in 2015, to 1.0% in 2016 and 0.4% in 2017 until no longer applicable in 2018; (ii) the introduction of a temporary income tax surcharge of Impuesto Sobre la Renta Para la Equidad— CREE or the Business Contribution to Equality for a company’s earnings above Ps.800 million which surcharge will be 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018; (iii) the introduction of a discount on income tax of 2 percentage points of value added tax paid on the purchase of capital goods; (iv) the establishment of a tax deduction for investments in innovation; and (v) the extension of the subsidy in energy services (gas and electric) for the poorest people. The tax reform took effect on January 1, 2015.

Economy

Gross domestic product

The Colombian economy grew by approximately 1.7% in 2009, 4.0% in 2010 and 6.6% in 2011 in real GDP terms. According to provisional figures, real GDP grew approximately 4.0% in 2012 and 4.9% during 2013. Preliminary figures indicate that real GDP grew approximately 4.6% during 2014 in comparison with 2013.

According to preliminary figures for 2014, the sectors that experienced the greatest real growth were construction (9.9%), community, social and personal services (5.5%), financial services, housing and services to companies (4.9%), and retail, restaurants and hotels (4.6%) when compared to 2013. Mining and quarrying experienced a contraction of 0.2% for 2014 when compared to 2013.

Impact of Oil Prices

The oil sector is a significant contributor to the Colombian economy and is a principal source of exports. During 2013, the oil sector accounted for 5.6% of GDP, while oil and its derivatives accounted for 55.0% of total exports. The Government estimates that the fall in oil prices is expected to result in lower fiscal revenues of approximately Ps. 10.1 trillion in 2015. This reduction in oil revenues is expected to be offset by Ps. 4.5 trillion in tax revenues from the recently passed tax reform law described under “Republic of Colombia—Other Domestic Initiatives” and the balance can be financed within the fiscal responsibility law through a higher cyclical deficit. See “Public Sector Finance—General” for more information on the results of a review of the Government’s financial plan for 2015 and the impact of oil prices.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 7.7% of GDP in 2013, approximately the same percentage of GDP as in 2012. Mining sector production increased in 2013, recording real growth of 5.0%, as compared to 5.6% in 2012.

Oil and natural gas in Colombia are extracted using conventional methods depending on the type of fluid and the depth of the well. In the initial phase of the well, the conventional methods used mainly are natural flow, pumping electro submersible, progressing cavity pumps, gas lift and mechanical pumping, among others. Other methods are used in further phases of the wells.

Services

In 2010, the Government aimed to quadruple the number of internet broadband connections from 2.2 million to 8.8 million by 2014 through the “Plan Vive Digital”, a program designed to reduce unemployment and poverty while increasing competitiveness. At the end of the third quarter of 2014, the number of internet broadband connections exceeded the target, reaching a total of 9,718,739 broadband subscribers, in comparison with 7,642,880 broadband subscribers recorded at the end of the third quarter of 2013.

Role of the State in the Economy

In 2013, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”), the energy generation company Isagen and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises:

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2013(1)	Total Liabilities on Dec. 31, 2013(1)	Net Profits for 2013(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2013
	(millions of U.S. dollars)
Ecopetrol S.A.	$61,027	$22,067	$7,146	$0
ISA	5,494	1,509	232	0
Isagen	4,043	1,887	232	219
Medellín Metro	1,968	3,079	(103)	62

(1)	Audited. Converted into U.S. dollars at the rate of Ps.1,926.83/$1.00, the representative market rate on December 31, 2013.
(2)	Converted into U.S. dollars at the rate of Ps. 1,868.71/$1.00, the average representative market rate for January-December 2013.

Source: Directorate of Banking Investment – Ministry of Finance

Ecopetrol S.A. earned net profits of approximately Ps. 13.4 trillion ($7.1 billion) in 2013. Total net profits decreased by 10.8% as compared to 2012 primarily as a result of a decrease in operating profit, mainly due to an increase in hydrocarbon transportation services and cost of imports, and an increase in the provision for income tax compared to the prior year resulting from the application of the tax reform in December 2012.

ISA’s net profits in 2013 totaled Ps. 433.0 billion ($232 million), as compared to Ps. 272.9 billion ($154 million) in 2012, mainly due to a decrease in operating costs as a result of the recognition of road concessions in Chile and transmission of electrical energy in Brazil as financial assets, rather than tangible assets as was the case in 2013.

In 2013, Isagen registered net profits of Ps.434 billion ($232 million) as compared to Ps. 461.0 billion ($256 million) in 2012. The decrease in 2013 profits was primarily due to a higher provision for income tax compared to the prior year resulting from the application of the tax reform in December 2012.

Medellín Metro registered a net loss of Ps. 193.1 billion ($103 million) in 2013, as compared to a net loss of Ps. 272.3 billion ($151 million) in 2012, primarily due to the recognition of a lower amount of depreciation of train units.

Environment

In 2011, the Ministry of Environment, Housing and Regional Development was reorganized, with some functions assigned to other government agencies and certain responsibilities retained by the renamed Ministry of Environment and Sustainable Development.

Employment and labor

The following table presents national monthly average rates of unemployment from January 2011 through January 2015, according to the methodology adopted by DANE:

National Monthly Unemployment Rates

	2011	2012	2013	2014	2015
January	13.6%	12.5%	12.1%	11.1%	10.8%
February	12.9	11.9	11.8	10.7	n/a
March	10.9	10.4	10.2	9.7	n/a
April	11.2	10.9	10.2	9.0	n/a
May	11.2	10.7	9.4	8.8	n/a
June	10.9	10.0	9.2	9.2	n/a
July	11.5	10.9	9.9	9.3	n/a
August	10.1	9.7	9.3	8.9	n/a
September	9.7	9.9	9.0	8.4	n/a
October	9.0	8.9	7.8	7.9	n/a
November	9.2	9.2	8.5	7.7	n/a
December	9.8	9.6	8.4	8.7	n/a

n/a: Not available.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2011		2012		2013		2014
	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	42.7%	67.4%	45.3%	68.7%	44.8%	68.3%	45.3%	68.3%
Second Quarter	44.6	68.1	47.6	69.3	47.5	68.7	47.8	69.2
Third Quarter	45.3	68.6	46.4	69.2	47.5	69.2	48.1	69.5
Fourth Quarter	48.1	71.7	47.5	70.8	48.5	71.2	n/a	n/a

n/a: Not available.

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	18.6%	17.6%	17.6%	18.8%
Mining and quarrying	1.0%	1.4%	1.6%	0.8%
Manufacturing	12.5%	13.4%	12.7%	13.5%
Electricity, gas and water supply	0.5%	0.5%	0.6%	0.6%
Construction	5.6%	5.4%	5.9%	5.9%
Trade, hotels and restaurants	26.6%	26.6%	26.1%	26.3%
Transport, storage and communications	8.8%	8.2%	8.2%	8.0%
Financial intermediation	1.2%	1.2%	1.2%	1.1%
Real estate, renting and business activities	6.4%	6.7%	6.5%	6.4%
Community, social and personal services	18.7%	19.0%	19.5%	18.5%
Total	100.0%	100.0%	100.0%	100.0%

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.9%	16.9%	17.2%	18.0%
Mining and quarrying	0.9%	1.3%	1.4%	0.9%
Manufacturing	13.0%	13.2%	12.3%	12.9%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.6%
Construction	6.2%	5.9%	5.8%	6.1%
Trade, hotels and restaurants	26.6%	26.9%	26.6%	26.9%
Transport, storage and communications	8.6%	8.1%	8.7%	7.9%
Financial intermediation	1.4%	1.2%	1.2%	1.2%
Real estate, renting and business activities	6.2%	6.5%	7.2%	6.9%
Community, social and personal services	18.6%	19.6%	19.1%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.7%	16.1%	16.7%	17.0%
Mining and quarrying	1.2%	1.1%	1.3%	0.6%
Manufacturing	11.8%	12.7%	11.6%	12.0%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	5.5%	5.5%	5.8%	6.4%
Trade, hotels and restaurants	27.8%	27.1%	27.3%	27.6%
Transport, storage and communications	8.6%	8.6%	8.0%	7.9%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	7.2%	7.1%	7.1%	6.9%
Community, social and personal services	18.4%	20.1%	20.0%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.4%	15.6%	16.6%	16.4%
Mining and quarrying	1.0%	1.1%	1.1%	0.7%
Manufacturing	11.8%	12.3%	11.6%	12.3%
Electricity, gas and water supply	0.6%	0.6%	0.5%	0.6%
Construction	5.9%	5.9%	5.9%	6.5%
Trade, hotels and restaurants	27.7%	27.2%	27.0%	27.2%
Transport, storage and communications	8.6%	8.3%	8.1%	8.3%
Financial intermediation	1.4%	1.3%	1.5%	1.2%
Real estate, renting and business activities	6.9%	7.2%	7.6%	7.4%
Community, social and personal services	19.7%	20.6%	20.1%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Poverty

In September 2011, DNP released a new methodology that changed the definition of the poverty line and the construction of the family aggregate income. The following table shows the percentage of the population with incomes below the poverty line for the years indicated following the new methodology:

Poverty in Colombia(1)

(percentage of population below poverty line)

2009	40.3%
2010	37.2%
2011	34.1%
2012	32.7%
2013	30.6%

(1)	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty. For 2013, households whose monthly income per-capita was lower than Ps. 206,091 were considered to be living in poverty, while households whose monthly income per-capita was lower than Ps. 91,698 were considered as living in extreme poverty. In comparison, in 2012, households whose monthly income per-capita was lower than Ps. 202,083 were considered to be living in poverty, while households whose monthly income per-capita was lower than Ps. 91,207 were living in extreme poverty.

Source: DANE

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs. See “Economy— Employment and Labor” in Colombia’s 2013 Annual Report. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” in Colombia’s 2013 Annual Report. Also in 1993, legislation created a decentralized health care system, as described below, which the Government anticipates will, in the long term, provide subsidized care to the entire population.

Health Care Reform

On January 19, 2011, the President signed into law the Health Reform Law that allocates more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion from the national budget, and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

On February 16, 2015, the President signed into law the Statutory Health Law that introduces key reforms to the country’s health system. The main aim of the law is to recognize, for the first time in Colombia, health as a fundamental human right. The new regulation introduces four key changes: (i) the mandatory provision of emergency care without any requirement of a pre-authorization by healthcare plan, (ii) the use of an international reference price system as a national healthcare policy to control medicine prices, (iii) the establishment of medical autonomy for doctors, and (iv) the modernization of the healthcare system by the incorporation of new technologies.

Other Government Initiatives to Combat Poverty

The Government has undertaken several initiatives to alleviate poverty in Colombia. Under the scope of early childhood care, Colombia has developed a program called “De cero a siempre”, which seeks to promote and ensure children’s comprehensive development from conception until the age of six. Furthermore, the Government has continued to develop the “Families in Action” program, a monetary transfer program that seeks to reduce poverty and income inequality by encouraging poor families to make certain commitments in education and health. The Government has also implemented the “Women Savers in Action Program”, which seeks to promote the autonomy and empowerment of women, as well as the “Income Generation and Employability Program”, which aims to provide job training and encourage entrepreneurship.

Foreign Trade and Balance of Payments

Balance of payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework covering balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the Balance of Payments. On the Current Account, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the Capital Account, loans between affiliates (for non- financial sector companies), which had previously been incorporated within the loans account, are now included in the Direct Investment account. Furthermore, changes in the format for the presentation of information have been incorporated.

According to preliminary figures, Colombia’s current account registered a U.S. $12,511 million deficit in 2013, compared to a U.S. $11,298 million deficit in 2012. The increase in the current account deficit was mainly due to an increase in imports of goods and services accompanied by a decrease of exports in this same sector.

Income outflows were driven primarily by higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2013, the financial account registered a U.S. $11,744 million deficit, compared to a U.S. $11,265 million deficit for 2012. The increase in the deficit was mainly caused by a decrease in portfolio investment and other investment accounts.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $12,855 million for the first nine months of 2014, compared to a deficit of U.S. $9,210 million for the same period in 2013. The financial account registered a deficit of U.S. $12,789 million for the first nine months of 2014, compared to a U.S. $8,480 million deficit for the same period in 2013.

The following table presents preliminary balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments (1)

	For the Year ended December 31,					For the Nine Months ended September 30,
	2009	2010	2011	2012(2)	2013(2)	2013(2)	2014(3)
Account
	(in millions of U.S. dollars)
1 Current Account	(4,650)	(8,666)	(9,713)	(11,298)	(12,511)	(9,210)	(12,855)
Credit (Exports)	45,333	52,854	72,230	77,264	76,046	56,394	56,178
Debit (Imports)	49,982	61,520	81,943	88,562	88,557	65,604	69,033
1.Goods and Services	(822)	(1,887)	950	(843)	(2,748)	(1,999)	(6,043)
Credit (Exports)	38,559	45,875	63,898	68,034	67,140	49,783	49,517
Debit (Imports)	39,382	47,761	62,948	68,878	69,889	51,782	55,560
1.A.Goods	2,549	2,356	6,137	4,956	3,180	2,457	(1,340)
Credit (Exports)	33,977	40,762	58,262	61,604	60,281	44,843	44,347
Debit (Imports)	31,428	38,406	52,126	56,648	57,101	42,387	45,687
1.A.Services	(3,372)	(4,243)	(5,187)	(5,799)	(5,928)	(4,456)	(4,703)
Credit (Exports)	4,582	5,113	5,636	6,430	6,859	4,940	5,170
Debit (Imports)	7,953	9,356	10,823	12,229	12,788	9,395	9,873
1.B Primary Income	(8,386)	(11,227)	(15,497)	(15,034)	(14,179)	(10,533)	(9,797)
Credit	1,576	1,664	2,762	3,835	3,609	2,685	2,932
Debit	9,961	12,891	18,260	18,869	17,789	13,218	12,729
1.C Secondary Income	4,558	4,448	4,834	4,579	4,416	3,322	2,984
Credit	5,198	5,315	5,570	5,394	5,296	3,925	3,729
Debit	640	868	735	815	880	603	745
3 Financial Account	(5,135)	(8,921)	(8,844)	(11,265)	(11,744)	(8,480)	(12,789)
3.1 Direct Investment	(4,530)	(947)	(6,228)	(15,646)	(8,547)	(9,036)	(9,472)
Net Acquisition of Financial Assets	3,505	5,483	8,420	(606)	7,652	3,395	2,369
3.1.1 Equity and Investment Fund Share	2,807	6,893	7,254	(557)	7,468	3,440	2,207
3.1.2 Debt Instruments	698	(1,410)	1,165	(49)	184	(45)	162
Net Incurrence of Liabilities	8,035	6,430	14,648	15,039	16,199	12,431	11,840
3.1.1 Equity and Investment Funds Share	7,303	7,065	12,776	13,800	13,831	10,643	10,710
3.1.2 Debt Instruments	731	(635)	1,872	1,239	2,368	1,788	1,130
3.2 Portfolio Investment	(1,912)	(973)	(6,090)	(5,690)	(6,978)	(4,487)	(10,934)
Net Acquisition of Financial Assets	2,756	2,290	2,111	1,666	4,096	5,891	6,260
3.2.1 Equity and Investment Fund Share	—	—	—	—	—	—	—
3.2.2 Debt Securities	2,756	2,290	2,111	1,666	4,096	5,891	6,260
Net Incurrence of Liabilities	4,668	3,263	8,202	7,356	11,073	10,378	17,193
3.2.1 Equity and Investment Fund Share	67	1,318	2,288	3,180	1,926	1,760	3,905
3.2.2 Debt Securities	4,601	1,944	5,914	4,176	9,147	8,618	13,288

	For the Year ended December 31,					For the Nine Months ended September 30,
	2009	2010	2011	2012(2)	2013(2)	2013(2)	2014(3)
	(in millions of U.S. dollars)
3.3 Financial Derivatives and Options to Purchase Shares by Employees	—	—	—	—	—	—	—
Net Acquisition of Financial Assets	—	—	—	—	—	—	—
Net Incurrence of Liabilities	—	—	—	—	—	—	—
3.4 Other Investments	(144)	(10,144)	(267)	4,665	(3,165)	(1,114)	3,725
Net Acquisition of Financial Assets	1,221	210	3,417	2,431	1,826	2,857	3,543
Net Incurrence of Liabilities	1,365	10,354	3,684	(2,234)	4,991	3,971	(182)
3.5 Reserve Assets	1,451	3,142	3,742	5,406	6,946	6,157	3,891
Net Errors and Omissions	(485)	(255)	869	34	768	730	66
Memorandum of the Financial Account Excluding Reserve Assets	(6,586)	(12,064)	(12,586)	(16,670)	(18,690)	(14,636)	(16,680)

(1)	Figures for all years have been recalculated according to the recommendations contained in the sixth edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary. Preliminary figures are published in March in the year succeeding the reference period and become final two years thereafter.
(3)	Provisional.

Source: Banco de la República—Economic Studies.

According to preliminary figures from Banco de la República, exports of goods totaled U.S. $60.3 billion in 2013, representing a 2.1% decrease compared to 2012. Exports of services increased from U.S. $6,430 million in 2012 to US. $6,859 million in 2013, an increase of 6.7%. Imports of goods increased from U.S. $56,648 million in 2012 to U.S. $57,101 million in 2013, an increase of 0.8%, while imports of services increased from U.S. $12,229 million to U.S. $12,788 million, an increase of 4.6%.

According to preliminary figures from Banco de la República, for the first nine months of 2014, exports of goods totaled U.S. $44,347 million, representing a 1.1% decrease over the same period in 2013. Exports of services increased from U.S. $4,940 million for the first nine months of 2013 to U.S. $5,170 million for the same period of 2014, resulting in a 4.7% increase. Imports of goods increased from U.S. $42,387 million for the first nine months of 2013 to U.S. $45,687 million for the same period of 2014, a 7.8% increase, while imports of services increased from U.S. $9,395 million for the first nine months of 2013 to U.S. $9,873 million for the same period of 2014, an increase of 5.1%.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports:

Merchandise Exports to Major Trading Partners

	2010	2011	2012	2013(1)	2014(1)
	(percentage of total exports)
United States	42.2	38.6	36.3	31.4	25.7
China	4.4	3.5	5.6	8.7	10.5
Panama	2.4	3.8	4.8	5.5	6.6
India	1.3	1.3	2.3	5.1	5.0
Spain	1.4	3.0	4.9	4.9	6.0
Netherlands	4.2	4.4	4.2	3.9	3.9
Venezuela	3.6	3.0	4.3	3.8	3.6
Ecuador	4.6	3.4	3.2	3.4	3.4
Chile	2.7	3.9	3.6	2.7	1.8
Brazil	2.5	2.3	2.1	2.7	3.0
Peru	2.9	2.3	2.6	2.2	2.2
United Kingdom	1.7	2.1	1.9	1.9	2.0
Switzerland	2.2	1.7	1.2	0.8	0.9
Others	24.1	26.7	23.0	23.2	27.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary. Preliminary figures are published in March in the year succeeding the reference period and become final two years thereafter.

Sources: DIAN and DANE.

Merchandise Imports by Country of Origin

	2010	2011	2012	2013(1)	2014(1)
	(percentage of total imports)
United States	25.8	24.9	24.0	27.5	28.4
China	13.5	15.0	16.3	17.4	18.4
Mexico	9.5	11.1	10.9	9.3	8.2
Brazil	5.8	5.0	4.8	4.4	3.9
Germany	4.1	4.1	4.0	3.7	4.0
Argentina	3.7	3.4	3.9	2.9	1.6
Japan	2.8	2.6	2.8	2.5	2.4
France	2.7	3.3	2.5	2.4	2.9
South Korea	2.3	2.3	2.2	2.2	2.3
Canada	2.0	1.8	1.9	1.7	1.8
Spain	1.2	1.1	1.3	1.6	1.5
Chile	1.8	1.6	1.6	1.5	1.5
Ecuador	2.1	1.9	1.8	1.5	1.4
Peru	1.9	1.9	1.6	1.5	1.9
Others	20.7	20.1	20.4	19.9	19.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary. Preliminary figures are published in March in the year succeeding the reference period and become final two years thereafter.

Sources: DIAN.

The major trading partners of Colombia classified by exports are the United States, China and the European Union.

Exports to the United States decreased from U.S. $21.8 billion in 2012 to U.S. $18.5 billion in 2013, primarily as a result of a 15.4% decrease in sales of fuel and mineral products. In 2014, exports to the United States decreased by 23.6%, mainly due to lower sales of fuels and mineral products, which decreased by 31.6% compared to 2013.

Exports to China increased from U.S. $3.3 billion in 2012 to U.S. $5.1 billion in 2013, primarily as a result of a 68.7% increase in sales of fuel and mineral products. In 2014, exports to China increased 12.8% over the previous year, mainly due to a 167.1% increase in the export of wood, charcoal and wood products.

Exports to the European Union increased from U.S. $9.1 billion in 2012 to U.S. $9.3 billion in 2013. In 2014, exports to the European Union increased 1.3% over the previous year, mainly due to a 45.2% increase in exports of coffee, tea, mate and spices.

The major trading partners of Colombia classified by imports are the United States, Mexico and China.

Imports from the United States increased from U.S. $14.2 billion in 2012 to U.S. $16.3 billion in 2013, primarily as a result of a 70.2% increase in foreign purchases of gasoline and other light oils, a 16.2% increase in the purchase of diesel and a 242.3% increase in the purchase of airplanes and other aircraft with a mechanical propulsion of over 15,000 kg. In 2014, imports from the United States increased by 11.4%, mainly as a result of a 33.2% increase in imports of oil, minerals, fuels and related products.

Imports from China increased from U.S. $9.8 billion in 2012 to U.S. $10.4 billion in 2013, primarily as a result of a 51.6% increase in purchases of radio-telephony, radio-broadcasting or television products. In 2014, imports from China increased by 13.8%, mainly as a result of a 16.2% increase in imports of equipment, electrical recording materials and image materials.

Imports from Mexico decreased from U.S. $6.5 billion in 2012 to U.S. $5.5 billion in 2013, primarily as a result of a 79.5% decline in imports of tractor trailer units and a 40.9% decline in imports of gasoline and other light oils. In 2014, imports from Mexico decreased by 4.1%.

Monetary System

Financial sector

As of December 31, 2014, Colombia’s financial sector had a total gross loan portfolio of Ps. 324.8 trillion, compared to Ps. 281.8 trillion as of December 31, 2013. Past-due loans totaled Ps. 9.6 trillion as of December 31, 2014, Ps. 8.0 trillion as of December 31, 2013, and Ps. 7.0 trillion as of December 31, 2012, an increase of 36.2% over the two years. Past-due loans were 2.96% of total loans as of December 31, 2014, 2.83% of total loans as of December 31, 2013 and 2.84% as of December 31, 2012. Provisions covering past-due loans decreased from 161.2% as of December 31, 2013 to 151.7% as of December 31, 2014.

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 14.68% of risk- weighted assets as of December 31, 2013 to 15.11% as of December 30, 2014. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 301.9 trillion as of December 30, 2013 to Ps. 349.6 trillion as of December 30, 2014.

The following table shows the results of the financial sector as of, and for the year ended December 31, 2014:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the year ended,

December 31, 2014)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 442,117,285	Ps.380,025,461	Ps.62,091,824	Ps.7,927,657
Non-Banking Financial Institutions (1)	38,743,843	29,244,917	9,498,925	903,678
Special State-Owned Institutions (2)	49,520,058	42,187,891	7,332,167	366,775

Total	Ps.530,381,186	Ps.451,458,270	Ps.78,922,917	Ps.9,198,109

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2014 was 3.7% as compared to 1.9% in 2013. The 12-month change in the CPI as of February 28, 2015 was 4.4%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2014 was 6.3%, as compared to -0.5% for 2013. In February 2015, DANE introduced a new methodology for calculating PPI based on recommendations from the International Monetary Fund, the Organization for Economic Co-operation and Development and Banco de la República. While the old methodology measured the average monthly change in prices of a basket of domestic supply of goods in the first stage of commercialization, including goods produced and sold by national companies and importers, the new methodology measures the average monthly change in prices of a basket of goods produced domestically. The new methodology has been applied to figures beginning in January 2015. As of February 28, 2015, the year-to-date PPI was -3.2%.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 4.1% as of December 31, 2013 to 4.3% as of December 31, 2014. The average DTF as of February 28, 2015 was 4.5%.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated:

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2012
January	3.5	3.8	5.1
February	3.6	2.7	5.3
March	3.4	1.6	5.4
April	3.4	1.6	5.5
May	3.4	0.8	5.5
June	3.2	(0.7)	5.5
July	3.0	(0.3)	5.4
August	3.1	0.1	5.4
September	3.1	0.1	5.3
October	3.1	(1.1)	5.4
November	2.8	(2.1)	5.3
December	2.4	(3.0)	5.2
2013
January	2.0	(2.5)	5.1
February	1.8	(2.5)	4.8
March	1.9	(1.9)	4.6
April	2.0	(2.4)	4.2
May	2.0	(2.1)	4.0
June	2.2	(0.2)	3.9
July	2.2	0.0	4.0
August	2.3	(0.5)	4.1
September	2.3	(1.3)	4.1
October	1.8	(1.9)	4.0
November	1.8	(1.3)	4.0
December	1.9	(0.5)	4.1
2014
January	2.1	0.2	4.0
February	2.3	1.3	4.0
March	2.5	2.6	3.9
April	2.7	3.4	3.8
May	2.9	3.1	3.8
June	2.8	2.5	3.9
July	2.9	2.3	4.1
August	3.0	3.0	4.0
September	2.9	3.7	4.3
October	3.3	4.9	4.3
November	3.7	5.1	4.4
December	3.7	6.3	4.3
2015
January	3.8	(1.3)	4.5
February	4.4	(3.2)	4.5

(1)	Percentage change over the previous twelve months at the end of each month indicated, except for 2015 figures which are year-to-date data applying the new methodology announced by DANE as described above. See “—Monetary System—Interest Rate and inflation.”
(2)	For each indicated month, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On July 31, 2014, Banco de la República decided to increase the discount rate by 25 basis points to 4.25%. On August 29, 2014, the discount rate was again increased by 25 basis points to 4.5%. On December 19, 2014, Banco de la República decided to maintain the discount rate. On January 31, 2015, Banco de la República left the discount rate unchanged considering the uncertainty surrounding the evolution of the price of oil, lower than expected Colombian GDP growth, peso depreciation and weakness in global growth. On February 20, 2015, Banco de la República left the discount rate unchanged at 4.5% considering the mixed growth perspectives of various developed and emerging market economies, continuing uncertainty in oil prices, strong domestic demand and the peso depreciation. On March 20, 2015, Banco de la República left the discount rate unchanged at 4.5% considering the expected average growth of Colombian trading partners in 2015; lower than expected Colombian GDP growth; peso depreciation; and stable inflation expectations despite an increase in inflation in February 2015 due to temporary factors.

Foreign Exchange Rates and International Reserves

Exchange rates. On March 16, 2015, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,661.52=U.S. $1.00, as compared to Ps. 2,044.58=U.S. $1.00 on March 16, 2014. From March 16, 2014 to March 16, 2015, the Representative Market Rate reached a high of Ps. 2,661.52=U.S. $1.00 on March 16, 2015, and a low of Ps. 1,846.12=U.S. $1.00 on July 25, 2014.

International reserves. As of February 28, 2015, net international reserves were U.S. $47.1 billion compared to U.S. $44.0 billion as of February 28, 2014, a 6.9% increase. Between January 2011 and December 2011, Banco de la República intervened in the market through the net purchase of U.S. $3.7 billion to control volatility. During the first six months of 2012, Banco de la República intervened in the market through the net purchase of U.S. $4.8 billion through direct purchase auctions. On August 24, 2012, in order to provide liquidity to the economy, Banco de la República purchased U.S. $700 million through daily auctions between August and September 2012. As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is authorized to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts on foreign exchange. As of March 13, 2015, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts on foreign exchange.

In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, totaling U.S. $2.0 billion between July and September 2014, buying at least U.S. $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of U.S. $10.0 million in competitive auctions. In November 2014, Banco de la República purchased U.S. $165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From February 2014 to December 2014, Banco de la República accumulated U.S. $4.1 billion. As of February 2015, Banco de la República decided not to continue increasing international reserves. Year-to-date, Banco de la República has not made purchases of foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which establishes a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of December 31, 2014, royalties reached an aggregate amount of Ps. 27.9 trillion since inception and, as of January 31, 2015, transfers in dollars into the Savings and Stabilization Fund since inception were U.S. $2.5 billion.

Public Sector Finance

General

For the year ended December 31, 2013, the Central Government fiscal deficit increased to 2.4% of GDP, compared to a deficit of 2.3% of GDP in 2012. According to the 2014 Cierre Fiscal and the 2015 Plan Financiero, the Central Government’s fiscal deficit for 2015 is estimated to be 2.8% of GDP.

In 2014, the Central Government’s structural fiscal deficit was 2.3% of GDP, which is the same level as recorded in 2013. The Government estimates that the Central Government’s structural deficit will be 2.2% of GDP in 2015, 1.9% in 2018 and 1.0% in 2022.

On December 23, 2014, the Minister of Finance, Mauricio Cardenas, announced the results of a review of the Government’s financial plan for 2015. During the announcement, the Minister stated that, according to the fiscal responsibility law, the Government will fund a total deficit of 2.8% of GDP for 2015. This deficit comprises a structural component of 2.2% of GDP and a cyclical deficit equivalent to 0.6% of GDP.

The cyclical deficit has two elements:

•	The mining and energy cycle, which reflects the reduction in oil prices against its long-term level, estimated at 0.4% of GDP. In 2015, the fall in oil prices is expected to result in lower fiscal revenues of approximately Ps. 10.1 trillion. This reduction in oil revenues is expected to be offset by Ps. 4.5 trillion in tax revenues from the recently passed tax reform law and the balance can be financed, within the fiscal responsibility law through a higher cyclical deficit.

•	A 0.2% of GDP gap generated by a growth below Colombia’s potential. In 2015, the Colombian economy is expected to grow at a rate of 4.2%, which is below the 2015 potential growth of 4.8%. These calculations are made from sectoral projections and based on assumptions such as oil prices and the exchange rate.

For 2015, it is estimated that the average price of Colombian oil will be U.S. $48 per barrel and the dollar will trade at an average of Ps. 2,300.

The following table shows the principal budget assumptions for 2015:

Principal 2015 Budget Assumptions(1)

2015 Budget Assumptions as of February 2015(1)
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps. 825.2
Real GDP Growth	4.2%
Inflation
Domestic Inflation (consumer price index)(2)(4)	3.0%
External Inflation(3)	2.0%
Real Devaluation (average)	19.0%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	2.0
Oil ($/barrel) (Cusiana)	48.0
Coal ($/ton)	72.0
Nickel ($/lb)(4)	2.6
Gold ($/Troy oz.)(4)	1,250.0

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in February 2015. Figures may be subject to change.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, October 2014.
(4)	2014 Budget assumptions based on Banco de la República data.

The figures set forth in this “—Public Sector Finance” section represent Colombia’s forecast with respect to the Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth in this section.

Privatization of Isagen

On July 30, 2013, the Government announced the planned sale of its interest in Isagen (57.7% of the total shares of Isagen), a company engaged in electric power generation and commercialization of energy solutions. On August 12, 2014, the Government decided to extend the privatization of Isagen up to a year because several bidders requested additional time to review the decision to acquire a controlling interest in Isagen and the extra time would allow for the completion of the Sogamoso hydroelectric project, which has since been completed. In addition, the Government believes that the extension could increase the number of bidders, lead to increased competition in the bidding process and maximize the value to the nation. On March 3, 2015, the Government opened the window to include additional bidders to the Isagen privatization process in order to create more competition and maximize the value to the nation. However, no assurance can be given that the sale will be completed.

Flexible credit line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year U.S. $5.8 billion successor arrangement under the Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 34.8% in 2009. It increased to35.6% in 2010 but decreased to 34.1% in 2011 and further to 32.5% in 2012. The ratio of total net non-financial public sector debt to GDP was 34.7% in 2013. As of June 30, 2014, the ratio of total net non-financial public sector debt to GDP was 33.1%.

Public sector internal debt

As of February 28, 2015, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 206.3 trillion, compared to Ps. 187.2 trillion as of February 28, 2014. The following table shows the direct internal funded debt of the Central Government as of February 28, 2015 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At February 28, 2015 (in millions of pesos)
Treasury Bonds	Ps. 193,628,449
Pension Bonds	10,346,405
Títulos de Reducción de Deuda (TRD)	913,473
Peace Bonds	12,766
Constant Value Bonds	1,156,996
Banco Agrario	—
Others(1)	262,075
Security Bonds	191
Total	Ps. 206,320,355

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 40.4 billion as of February 28, 2015.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type (1)

	As of January 31, 2014		As of January 31, 2015
	(in millions of U.S. dollars)
Central Government	U.S. $	37,644	U.S. $	38,935
Public Entities(2)
Guaranteed		1,680		1,691
Non-Guaranteed		12,936		18,601

Total External Funded Debt	U.S. $	52,259	U.S. $	59,226

(1)	Provisional; subject to revision. Includes debt with an original maturity of more than one year and excludes debt with resident financial institutions. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of January 31, 2014 and January 31, 2015, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of January 31, 2014		As of January 31, 2015
	(in millions of U.S. dollars)
Multilaterals	U.S. $	16,342	U.S. $	16,602
IDB		7,203		7,279
World Bank		7,883		8,209
Others		1,255		1,114
Commercial Banks		2,747		3,894
Export Credit Institutions		2,686		2.861
Bonds		29,765		34,747
Foreign Governments		717		1,120
Suppliers		3		2

Total	U.S. $	52,259	U.S. $	59,226

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of January 31, 2014 and January 31, 2015, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office Ministry of Finance.

As of October , 2014, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $641 million.

On January 28, 2014, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

On October 28,2014, Colombia issued U.S. $500,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024 and U.S. $500,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044 in a reopening of each such series.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.